Gary DeFazio Senior Vice President and Corporate Secretary 1 Becton Drive Franklin Lakes, NJ 07417-1880 tel: 201-847-5873 fax: 201-847-5583 gary_defazio@bd.com

February 10, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cecelia Blye, Chief, Office of Global Security Risk

Re:	Becton, Dickinson and Company (“BD”)
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 23, 2016
File No. 1-04802

Dear Ms. Blye,

This letter relates to your comment letter of January 25, 2017 (the “Comment Letter”) regarding the above-referenced filing of BD. BD is working expeditiously to respond to the comments, but will require additional time to fully address the points raised in the Comment Letter. Accordingly, BD respectfully requests an extension of time to respond to the Comment Letter. BD anticipates submitting its response on or before February 17, 2017.

Please do not hesitate to call me if you have any questions.

Very truly yours,

/s/ Gary DeFazio

Gary DeFazio

Senior Vice President and Corporate Secretary

cc:	Vincent A. Forlenza, Chairman, Chief Executive Officer and President, BD
Jeffrey S. Sherman, Executive Vice President and General Counsel, BD